SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M    6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	PBT2 Phase IIa Clinical Trial in Alzheimer’s Disease Patients

PBT2 Phase IIa Clinical Trial in Alzheimer’s Disease Patients

Melbourne, Australia - May 11, 2006 - Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), today announced that it plans to move forward with a Phase IIa clinical trial of its proprietary lead compound, PBT2, in patients with Alzheimer’s disease. The study, to be conducted in several sites in Sweden, will evaluate the safety and tolerability of PBT2, as well as measures of the drug’s mechanism of action and indicators of potential efficacy in Alzheimer’s disease. The study is expected to commence enrollment in the fourth quarter of 2006, subject to final regulatory approval. Results are expected to be reported by the end of 2007.

The Phase IIa study is a randomized, double-blind, placebo-controlled design, in which Alzheimer’s disease patients will receive three (3) months of either one of three oral doses of PBT2, or placebo. In addition to examining safety and tolerability, the study will investigate the ability of PBT2 to affect multiple cerebrospinal fluid (CSF) and blood biomarkers of Alzheimer’s disease during the treatment period. Outcomes will include measures of CSF a-beta and tau levels as well as neurocognitive and behavioral changes.

Prana intends to utilize data from this Phase IIa trial, along with data from a planned larger, pivotal clinical trial, to capitalize on new European Medicines Agency (EMEA) regulations that allow for Conditional Marketing Authorization of treatments for seriously debilitating or life-threatening diseases for which there are otherwise no, or only limited, treatment options. Geoffrey Kempler, Executive Chairman and CEO commented, “Based on these new regulations, Prana hopes to accelerate PBT2’s path to market in Europe by qualifying for Conditional Marketing Authorization.”

Previously, Prana scientists discovered a pathological interaction of metals and proteins leading to toxic a-beta oligomer formation in the brain that is characteristic of patients with Alzheimer’s disease. PBT1, Prana’s proof-of-concept MPAC (Metal Protein Attenuating Compound), both lowered plasma a-beta levels and slowed cognitive deterioration, compared to placebo, in a nine-month Phase II pilot study of moderately to severely affected patients, as reported in Archives of Neurology, 2003.

“The earlier clinical finding with PBT1, together with our (unpublished) data that there is a rapid and potent onset of benefits in transgenic mice treated with PBT2, leads us to believe that we may see biochemical, and possibly cognitive, benefit in the relatively short time frame of our Phase IIa trial of mildly affected patients,” stated Professor Colin Masters of the University of Melbourne and the Mental Health Research Institute, and a director of Prana.

Mr. Kempler concluded, “PBT2 performed very well in the Phase I trials. We also have demonstrated, in non-clinical studies that PBT2 can prevent the formation of the toxic oligomers of the a-beta protein, dissolve existing oligomers, and attenuate the production of free radicals. This gives us great confidence in our commitment to the strategic development plan for PBT2 as a treatment for the underlying causes of Alzheimer’s disease.”

Conference Call

Prana will conduct a teleconference to discuss the Phase I clinical trials data and its plans for the Phase IIa trial Monday, May 15, at 5:00 p.m. US Eastern Time (7.00 am Melbourne Time on Tuesday, May 16). Dial +1-877-270-4109 from the US or Canada (toll-free), +800 00 20 92 from Australia (toll-free) or +1-706-679-0560 from other locations, at least 10 minutes prior to commencement to access the call. Reference Prana or conference ID #9023810. The call also will be web cast and available on the Prana web site, www.pranabio.com.

A replay of the call also will be available 2 hours later until 11:59 PM US Eastern Time on Monday, May 22 (2pm Melbourne Time on Tuesday, May 23). To access the replay, dial +1-800-642-1687 from the US or Canada (toll-free), +800 766 700 from Australia (toll-free) or +1-706-645-9291 from other locations, and enter conference ID#9023810. An archived replay of the conference web cast will be available on the Prana site.

Upcoming Management Presentation

Geoffrey Kempler, Executive Chairman and Chief Executive Officer, will present at the Rodman & Renshaw Third Annual Global Healthcare Conference in Monaco on Tuesday, May 16 at 11.55 Central Europe Time (5:55 a.m. Eastern Time and 19.55 Melbourne Time). During the presentation, Mr. Kempler will address the current status of Prana’s development program.

The Company’s audio and slide presentation will be web cast live on May 16. A replay will be available one hour following the presentation and archived on the Company’s web site for 90 days. To access the live and replay presentations, visit the Prana Biotechnology web site, www.pranabio.com.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne, The Mental Health Research Institute and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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Contacts:
Investor Relations	Media Relations
Kathy Price	Ivette Almeida
The Global Consulting Group	The Global Consulting Group
T: 646-284-9430	T: 646-284-9455
E: kprice@hfgcg.com	E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: May 11, 2006